Free Writing Prospectus Dated November 5, 2009
Registration Statement No. 333-155418
Filed Pursuant to Rule 433 of the Securities Act of 1933
Progress Energy, Inc.
Free Writing Prospectus Published or Distributed by Media
     On October 30, 2009, Bloomberg.com, an online publication, published an article concerning Progress Energy, Inc. (“Progress Energy”), the full text of which is reproduced below. The article discusses the timing of a potential debt offering by Progress Energy, the potential use of proceeds by Progress Energy, reasons for the offering and potential terms of such debt securities. The article quotes Progress Energy’s Chief Financial Officer, Mark Mulhern, on these topics.
     The author of the article also provides additional information regarding economic and market conditions regarding the performance of the Standard & Poor’s 500, recent debt offerings and Progress Energy’s recently announced financial performance.
     The article was not prepared (other than the quotes attributed to Mr. Mulhern) by or reviewed by Progress Energy or any other offering participant prior to its publication.
     Progress Energy’s debt securities will be offered only by means of a prospectus, a related prospectus supplement and a free writing prospectus (together, the “Disclosure Package”), disclosing the terms of such debt securities as established at the time of any such offering. You should not rely on any of the matters referred to in the article, particularly regarding the use of proceeds, amount of any potential offering, the maturity date of any such debt securities or the interest rate payable on such debt securities. In connection with any future offering of debt securities by Progress Energy, you should carefully evaluate any information provided to you in any applicable Disclosure Package that will be filed by Progress Energy with the Securities and Exchange Commission (“SEC”). In particular, you should carefully read the risk factors described in any future Disclosure Package, including those set forth under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2008 and our other SEC filings.
     Statements in the article that are not attributed directly to Mr. Mulhern or based on, or derived from, Progress Energy’s public filings with the SEC, represent the author’s or others’ opinions and are not endorsed or adopted by Progress Energy.

Full Text of the Bloomberg.com Article
Progress Energy Plans to Sell as Much as $500 Million of Debt
By Katarzyna Klimasinska
     Oct. 30 (Bloomberg) — Progress Energy Inc., the owner of utilities in three U.S. Southeast states, plans to sell as much as $500 million of bonds by the end of January to benefit from the increased appetite for corporate debt.
     Progress is considering selling 10-year and 30-year bonds to pay down $100 million of debt maturing in February 2010 and some of its commercial paper, Chief Financial Officer Mark Mulhern said today in telephone interview. Progress, based in Raleigh, North Carolina, expects to pay about 6 percent interest, he said.
     “We try to stretch out maturities as long as it’s cost-effective,” Mulhern said. “It is an attractive market to raise capital in today, no question.”
     The steepest gain in the Standard & Poor’s 500 index since the 1930s and indicators confirming that the U.S. economy has emerged from the recession have spurred more companies to turn to the bond market. The value of U.S. debt offerings rose 49 percent to 1.12 trillion so far this year, Bloomberg data shows.
     Progress had $11.5 billion of long-term debt as of the end of June.
     The economy grew in the third quarter for the first time in more than a year, propelled by government programs to boost the purchases of cars and homes, according to Commerce Department figures released yesterday. Gross domestic product expanded at a 3.5 percent annual pace, the department figures showed.
     Progress said today that third-quarter net income fell 20 percent to $247 million, or 88 cents a share, because of litigation costs.
     To contact the reporter on this story: Katarzyna Klimasinska in Houston at +1-713-651-4608 or kklimasinska@bloomberg.net.
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Safe Harbor For Forward-Looking Statements
     This free writing prospectus includes “forward-looking statements,” as defined by the Private Securities Litigation Reform Act of 1995. We have used the words or phrases such as “anticipate,” “will likely result,” “will continue,” “intend,” “may,” “expect,” “believe,” “plan,” “will,” “estimate,” “should” and variations of such words and similar expressions in this document and in the documents incorporated by reference to identify such forward-looking statements.  Forward-looking statements, by their nature, involve estimates, projections, goals, objectives, forecasts, assumptions, risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. All such factors are difficult to predict, contain uncertainties that may materially affect actual results, and may be beyond our control. Many, but not all of the factors that may impact actual results are discussed under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2008 and in our other SEC filings. New factors emerge from time to time, and it is not possible for our management to predict all of such factors or to assess the effect of each such factor on our business. Any forward-looking statement speaks only as of the date on which it is made; and, except to fulfill our obligations under the United States securities laws, we undertake no obligation to update any such statement to reflect events or circumstances after the date on which it is made.
     The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.progress-energy.com.